October 29, 2012

FQF Trust

230 Congress Street, Floor 5

Boston, MA 02110

Ladies and Gentlemen:

We have acted as counsel to FQF Trust, a Delaware statutory trust (the “Trust”), in connection with the filing with the U.S. Securities and Exchange Commission (the “SEC”) of Post-Effective Amendment No. 3 to the Trust’s Registration Statement on Form N-1A (File Nos. 333-173167; 811-22540) (the “Post-Effective Amendment”), registering an indefinite number of shares of beneficial interest of the series of the Trust listed on Schedule A attached to this opinion letter (the “Shares”) under the Securities Act of 1933, as amended (the “1933 Act”).

You have requested our opinion as to the matters set forth below in connection with the filing of the Post-Effective Amendment. For purposes of rendering that opinion, we have examined the Post-Effective Amendment, the Trust’s Trust Instrument, as amended, and By-Laws of the Trust, and the action of the trustees of the Trust that provides for the issuance of the Shares, and we have made such other investigation as we have deemed appropriate. We have examined and relied upon certificates of public officials and, as to certain matters of fact that are material to our opinion, we also have relied on a certificate of an officer of the Trust. In rendering our opinion, we also have made the assumptions that are customary in opinion letters of this kind. We have not verified any of those assumptions.

Our opinion, as set forth herein, is based on the facts in existence and the laws in effect on the date hereof and is limited to the federal laws of the United States of America and the laws of the State of Delaware that, in our experience, generally are applicable to the issuance of shares by entities such as the Trust. We express no opinion with respect to any other laws.

Based upon and subject to the foregoing, we are of the opinion that (1) the Shares to be issued pursuant to the Post-Effective Amendment have been duly authorized for issuance by the Trust; and (2) when issued and paid for upon the terms provided in the Post-Effective Amendment, the Shares to be issued pursuant to the Post-Effective Amendment will be validly issued, fully paid, and nonassessable.

FQF Trust

October 29, 2012

This opinion is rendered solely in connection with the filing of the Post-Effective Amendment and supersedes any previous opinions of this firm in connection with the issuance of Shares. We hereby consent to the filing of this opinion with the SEC in connection with the Post-Effective Amendment. In giving our consent we do not thereby admit that we are experts with respect to any part of the Registration Statement within the meaning of the term “expert” as used in Section 11 of the 1933 Act or the rules and regulations promulgated thereunder by the SEC, nor do we admit that we are in the category of persons whose consent is required under Section 7 of the 1933 Act or the rules and regulations of the SEC thereunder.

Very truly yours,

/s/ K&L Gates LLP

Schedule A

QuantShares U.S. Market Neutral Momentum Fund

QuantShares U.S. Market Neutral Value Fund

QuantShares U.S. Market Neutral High Beta Fund

QuantShares U.S. Market Neutral Size Fund

QuantShares U.S. Market Neutral Quality Fund

QuantShares U.S. Market Neutral Anti-Momentum Fund

QuantShares U.S. Market Neutral Anti-Beta Fund